FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X       Form 40-F
                                       ---               ---
                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                               Yes               No  X
                                  ---               ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes              No  X
                                   ---              ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes              No X
                                   ---             ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---
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Endesa Will Start up a New Wind Farm in October

    NEW YORK--(BUSINESS WIRE)--Oct. 2, 2003--Endesa (NYSE: ELE):

    -- With 9.24 MW of installed capacity, the new Sant Just wind farm will be located in Teruel, Spain and is expected to generate 22,176 MW/h annually.

    -- Endesa is the only wind power generator with operative farms in Teruel. To date, Endesa participates in three wind farms with a total installed capacity of 53.46 MW, representing Euro
        46.26 million investment.

    Within the next weeks, Endesa (NYSE: ELE) will start up a new wind farm located in Sant Just Mountains in Teruel, Spain. With 9.24 MW of installed capacity, total investment will amount to more than Euro 7.3 million.
    This new wind farm will increase the wind power capacity of the province of Teruel up to 53.46 MW, with an estimated annual output of 133,650 MW/h.
    The Sant Just wind farm will be added to the three other wind farms located in Teruel: Escucha, Trinidad and El Puerto. All these projects have been developed by Explotaciones Eolicas El Puerto and Explotaciones Eolicas de Escucha that are majority owned by Endesa Cogeneracion y Renovables with a 73.6% stake. Other shareholders are Escucha City Hall with a 16.4% as well as local and regional public entities. The total investment made by these two companies amounts to Euro 49 million.
    The Sant Just project comprise the installation of fourteen 660 KW wind-turbines totaling 9.24 MW of installed capacity and an estimated annual output of 22,176 MW/h. Besides the air-turbines, the facility includes the corresponding medium voltage underground grid, the control and communications network as well as an enlargement of the current substation.
    The construction of the facility, which started in July, is well advanced with its start up scheduled for the end of the month.
    Endesa, trough its subsidiary Endesa Cogeneracion y Renovables, will assume the management of the wind farm, as well as the technical advisory and relations with any Official Institution involved.
    Its worth to highlight that Endesa is the only wind power generator with operative farms in Teruel. To date, Endesa participates in three wind farms with a total installed capacity of 53.46 MW, representing Euro 46.26 million investment.
    The above mentioned activities are in line with Endesa's policy of using and developing renewable energies, which has lead the company to participate in more than 750 MW of wind power capacity.

    http://www.endesa.es

    CONTACT: Endesa North America Investor Relations Office
             David Raya, 212-750-7200
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: October 2th, 2003       By: /s/ David Raya
                                   --------------------------------------
                              Name: David Raya
                             Title: Manager of North America Investor Relations